SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036
TEL: (212) 735-3000
FAX: (212) 735-2000
July 22, 2009
BY HAND AND BY EDGAR
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

RE:	Aircastle Limited Registration Statement on Form S-3 Filed June 19, 2009 (File No. 333-160122)
Dear Ms. Long:
          On behalf of Aircastle Limited, a Bermuda company (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.
          The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 16, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.
          Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Aircastle Limited
July 22, 2009

General
1.	We note that you intend to register the guarantees of debt securities. Please identify each of your subsidiaries that may guarantee the debt securities and add them as registrants to the filing. Please also revise the Form T-1 to include the additional co-registrants. In addition, please tell us how you intend to comply with the financial statements requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X.

The Company has decided not to register guarantees of debt securities and has revised the Registration Statement accordingly.

2.	We note that you are proposing to register the resale of up to 30,560,877 shares by affiliates of Fortress Investment Group LLC, and that as of June 1, 2009, there were 79,234,863 shares outstanding. Based on your definitive proxy statement filed on April 3, 2009, it appears that approximately 46,716,384 of the outstanding shares are held by your affiliates.

Because of the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates, as well as the nature of the selling shareholders, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please advise us of the company’s basis for determining that the transaction is eligible under Rule 415(a)(1)(i). Alternatively, please identify the selling shareholders as underwriters.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Registration Statement is intended to cover the resale of only 30,560,877 common shares of the Company that are currently owned by the shareholders (“Selling Shareholders”) listed in the table added to “Selling Shareholders” on page 23 of the Registration Statement.

The Company believes that registered resale of these 30,560,877 common shares is eligible to be made on a shelf basis under Rule 415(a)(1)(i) for the following reasons:

As disclosed in the Company’s proxy statement filed on April 3, 2009, the 30,560,877 common shares represented only approximately 38.6% of the 79,234,861 common shares outstanding as of March 16, 2009. The Company has been advised by the Selling Shareholders that they have no present intention of conducting a single offering of all 30,560,877 common shares. Accordingly, the Company views the periodic resales by the Selling Shareholders of these common shares as permissible under Rule 415.

The 46,716,384 common shares cited in the Staff’s comment letter appears to include 14,379,964 common shares beneficially owned by Oppenheimer Funds, Inc. (“Oppenheimer”) and 1,775,543 common shares owned by directors and officers who are not Selling Shareholders. The Company believes that Oppenheimer is not an affiliate of any of the Selling Shareholders. Furthermore, the Company does not view Oppenheimer as an affiliate of the Company. Oppenheimer’s relationship with the Company does not exhibit any of the indicia of “control” that the Commission, courts and the Staff consider relevant in determining whether a person is an affiliate of the Company, other than the rebuttable presumption of the Staff that the beneficial ownership of in excess of 10% of a

Aircastle Limited
July 22, 2009

registrant’s voting securities may create a presumption of affiliation. In particular, Oppenheimer does not have (i) any power to select any member of the board of directors or any officer of the Company, (ii) any ability (contractual or otherwise) to cause the issuer to file a registration statement to offer its securities or (iii) any other historical business, contractual or personal relationships with the Company or its executive officers or directors. In addition, in Oppenheimer’s Schedule 13G/A filed on January 26, 2009, Oppenheimer certified that “the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.” As a result, the Company believes these common shares are not held by an affiliate and should not be aggregated with the shares held by the Selling Shareholder for the purpose of this analysis.
Description of Guarantees, page 20
3.	Please disclose whether the subsidiary guarantors are wholly owned and whether the guarantees are full, unconditional, and joint and several with all other subsidiary guarantees.

As set forth in response to Comment 1, the Company has decided not to register guarantees of debt securities and has revised the Registration Statement accordingly.
Selling Shareholders, page 22
4.	Since the selling shareholders appear to be affiliates of the company and their identities are known to you, please provide the information required by Item 507 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

5.	Please describe in greater detail the transactions in which the securities offered for resale were acquired, including the dates, the names of the purchasers, and the number of shares purchased in each transaction. Also briefly describe the terms of any material agreements relating to these transactions.

In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

6.	Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.
Exhibit 4.5 — Form of Debt Securities Indenture (including form of Debt Security)
7.	Please tell us where the form of debt security is included in the indenture or revise.

In response to the Staff’s comment, the Company has revised Exhibit 4.5 accordingly.

Aircastle Limited
July 22, 2009

8.	Please include a TIA cross-reference sheet in the indenture, as required by Item 601(b)(4)(iv)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised Exhibit 4.5 accordingly.
Exhibit 5 — Legal Opinions General

9.	Please have counsel also opine that the guarantees will be binding obligations of the guarantors.

As set forth in response to Comment 1, the Company has decided not to register guarantees of debt securities and has revised the Registration Statement accordingly.

10.	Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the unallocated securities registered in this filing. See Compliance and Disclosure Interpretations — Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

The response to Question 212.05 of the Compliance and Disclosure Interpretations — Securities Act Rules, states that “an unqualified opinion will be filed prior to the time any sales are made or contracts of sale are entered into with regard to securities covered by the registration statement.” Accordingly, the Company confirms its understanding that an unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the unallocated securities registered in the Registration Statement.
Exhibit 5.1 — Opinion of Conyers Dill & Pearman
11.	Assumption (o) on page 2 and assumption (q) on page 3 do not appear to apply to the Issued Shares. Please revise. In addition, clarify in assumption (p) that “due execution and delivery” does not apply to the company.

In response to the Staff’s comment regarding assumption (o), Exhibit 5.1 has been revised accordingly.

On advice of its Bermuda counsel, the Company respectfully advises the Staff as follows regarding assumptions (q) and (p):

Assumption (q) — This assumption relates to the Investment Business Act 2003 of Bermuda (“IBA”) which requires that any persons carrying on investment business — which would include dealing in shares or other securities of the Company — in or from Bermuda must hold a licence issued by the Bermuda Monetary Authority, unless they qualify for exemption from this requirement. A person carries on investment business in or from Bermuda only if that person carries on such business from a place of business maintained by him in Bermuda or if he engages in an activity deemed to be carrying on investment business in or from Bermuda pursuant to an Order made by the Minister of Finance pursuant to the IBA (no such Orders have yet been made). On this basis it is

Aircastle Limited
July 22, 2009

respectfully submitted that this assumption is applicable to both the Equities and the Issued Shares.

Assumption (p) — As no documents have yet been entered into in connection with the issuance of any Equities, the opinion assumes that any such documents will be duly executed and delivered by the Company. The Company would be carved out from the assumption in any 5.1 opinion in respect of any supplement where an indenture or other agreement has been executed on behalf the Company.

12.	In the second full paragraph on page 3, please revise the last sentence to include the Issued Securities.

In response to the Staff’s comment, Exhibit 5.1 has been revised accordingly.

13.	Please revise the first paragraph on page 4 to delete the inappropriate language that the legality of the Issued Shares is “based solely upon a review of the register.”

The Company has been informed by its Bermuda counsel that the opinion as to the legality of the shares can only be given by referring to the shareholder register of the Company maintained by AmStock as branch registrar of the Company. This form of opinion from the Company’s Bermuda counsel has been acceptable to the NYSE on a frequent basis.

14.	Please delete as inappropriate the reference to Section 11 of the Securities Act in the last sentence of the opinion.

In response to the Staff’s comment, Exhibit 5.1 has been revised accordingly.
Exhibit 5.2 — Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
15.	Please revise paragraph 1 on page 5 to clarify that the “Depositary Shares” will constitute valid and binding obligations of the company.

In response to the Staff’s comment, Exhibit 5.2 has been revised accordingly.
* * * * *
                    Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,
/s/ Joseph A. Coco
Joseph A. Coco

Aircastle Limited
July 22, 2009

cc:	David R. Walton, Esq. Chief Operating Officer and General Counsel Aircastle Limited c/o Aircastle Advisor LLC 300 First Stamford Place, 5th Floor Stamford, Connecticut 06902